SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem Netherlands Finance B.V. and Braskem America Finance Company

Announce Expiration and Results of Cash Tender Offers

São Paulo, Brazil – June 17, 2021 – Braskem Netherlands Finance B.V. (“Braskem Netherlands Finance”) today announces the results of the offer to purchase for cash any and all of the outstanding 3.500% Notes due 2023 (the “2023 Notes”) issued by Braskem Finance Netherlands (the “2023 Notes Offer”). Braskem America Finance Company (“Braskem America Finance” and, together with Braskem Netherlands Finance, the “Offerors” and each, an “Offeror”) today announces the results of the offer to purchase for cash any and all of the outstanding 7.125% Notes due 2041 (the “2041 Notes” and, together with the 2023 Notes, the “Notes”) issued by Braskem America Finance Company (the “2041 Notes Offer” and, together with the 2023 Notes Offer, the “Offers”).

As of 5:00 p.m. (New York City time), on June 17, 2021 (the “Expiration Date”), as reported by D.F. King & Co., Inc., the information and tender agent for the Offers, the principal amounts of the Notes listed in the table below have been validly tendered and not validly withdrawn. These amounts do not include any amount of the Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase).

In addition, certain general conditions to the Offers as described in the offer to purchase dated June 11, 2021 (the “Offer to Purchase”) have been satisfied, and each of the Offerors has accepted for purchase Notes that were validly tendered and not validly withdrawn prior to the Expiration Date, as summarized in the table below. Each of the Offerors will pay the applicable Consideration (as defined in the Offer to Purchase) for each US$1,000 principal amount of Notes validly tendered and accepted for payment, plus Accrued Interest (as defined in the Offer to Purchase).

Title of Security	Security Identifiers	Principal Amount Outstanding(1)	Principal Amount Tendered and Accepted(2)(3)
3.500% Notes due 2023	CUSIP: 10554T AA3 / N15516 AA0 ISIN: US10554TAA34 / USN15516AA01	US$206,895,000	US$70,465,000
7.125% Notes due 2041	CUSIP: 10554CAA0 / U1065PAA9 ISIN: US10554CAA09 / USU1065PAA94	US$750,000,000	US$163,015,000

(1)	As of March 31, 2021.
(2)	As reported by D.F. King & Co., Inc., the information and tender agent for the Offers as of the Expiration Date.
(3)	Does not include US$6,247,000 principal amount of 2041 Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), which remain subject to the holders’ performance of the delivery requirements under such Guaranteed Delivery Procedures (as described in the Offer to Purchase).

The settlement date with respect to each of the Offers is expected to occur on or about June 22, 2021.

* * *

The Offerors have retained Credit Agricole Securities (USA) Inc. and Santander Investment Securities Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offers. The Offer to Purchase, the related Notice of Guaranteed Delivery and any related supplements are available at the D.F. King & Co., Inc. website at www.dfking.com/braskem. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (888) 644-6071 (US toll free) or in writing at braskem@dfking.com. Documents relating to the Offers, including the Offer to Purchase and the Notice of Guaranteed Delivery, are also available at www.dfking.com/braskem. Questions about the Offers may be directed to Credit Agricole Securities (USA) Inc. by telephone at +1 (866) 807-6030 (toll free) or +1 (212) 261-7802 (collect); and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offers are not being made to, nor will the Offerors accept tenders of Notes from, holders in any jurisdiction in which the Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the dealer managers on behalf of the Offerors.

None of the Offerors, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offers, passed upon the merits or fairness of the Offers or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About Braskem Netherlands Finance, Braskem America Finance and Braskem

Braskem Netherlands Finance, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, is a wholly-owned subsidiary of Braskem Netherlands B.V., which, in turn, is a wholly-owned subsidiary of Braskem S.A. (“Braskem”). Braskem Netherlands Finance was established primarily to act as a finance subsidiary of Braskem.

Braskem America Finance, a corporation incorporated under the laws of the State of Delaware, is a wholly-owned subsidiary of Braskem America, which, in turn, is a wholly-owned subsidiary of Braskem. Braskem America Finance was established primarily to act as a finance subsidiary of Braskem.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that Braskem expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in Braskem’s Annual Report on Form 20-F for the year ended December 31, 2020. All forward-looking statements attributable to Braskem or the Offerors are expressly qualified in their entirety by such risk factors. The forward-looking statements that the Offerors make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Offerors assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that the Offerors make, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

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DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offerors, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offers.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.